Rand Capital Corporation
Press Release

FOR IMMEDIATE RELEASE
FEBRUARY 1, 2001
CONTACT: Allen F. Grum
716-853-0802

ADIC ACQUIRES RAND PORTFOLIO COMPANY, STORAGE AREA NETWORK [SAN] PIONEER,
PATHLIGHT TECHNOLOGY

        BUFFALO, NY, Rand Capital Corporation [NASDAQ-RAND] announced that its investment portfolio will be significantly affected by the recent announcement that Advanced Digital Information Corporation (NASDAQ:ADIC - news) has signed a definitive agreement to acquire privately-held Pathlight Technology, Inc., based in Ithaca, NY. The agreement, reached January 30, 2001, is valued at approximately $265 million based on ADIC's closing price at the time of the announcement. Rand Capital owns approximately 5% of Pathlight. Following SEC review and completion of the acquisition, Rand's original $1.2 million investment in Pathlight, currently valued at $2.0 million, would be exchanged for ADIC stock having a value of approximately $13 million based on the announced value of the transaction.

        In October of 1997, Rand made its initial investment in Pathlight, investing $100,000. A year later, Rand provided another $100,000 investment. Pathlight used these funds to finance development of core technology and products. Following these two rounds of investments, Pathlight found itself in need of additional capital for further product development, marketing, and to assure customer confidence. Pathlight had by then begun to develop the hardware and software interfaces that could be used in Storage Area Networks (SAN), which many companies, including IBM, predicted would usurp traditional client/server technology. In 1999, Rand made its third investment in the company, providing $225,000. On the strength of the SAN market, the strong support of other companies in the SAN sector, and Pathlight's products and OEM relationships, Rand participated in a fourth round of financing in January of 2000, providing $750,000.

        Rand's President, Allen F. Grum, stated: "Throughout the four rounds of investments in which Rand participated, Pathlight was able to demonstrate the viability of its future through the strength of its management, its ability to execute on a business plan and produce a useful product, and perhaps most importantly, market itself and establish OEM relationships for the distribution of its products. ADIC recognized the strength of Pathlight's technology, initially as a customer, complementing ADIC's existing storage hardware and software solutions."

        As announced, the Pathlight acquisition calls for ADIC to exchange 10.3 million shares of common stock for all of the outstanding stock, warrants and stock options of Pathlight in a merger intended to be accounted for as a pooling-of-interests. Daniel Penberthy, Rand's Chief Financial Officer, reported that based on Rand's estimated ownership, it is expecting to receive approximately 525,000 shares of ADIC, also noting that the agreement provides for two escrow arrangements pursuant to which approximately 12.5% of the total of 10.3 million shares will be held in escrow. The escrow is scheduled to be released following the completion of the audit of the combined Company's results for fiscal year 2001 and to cover losses that may be incurred in connection with pending litigation filed by Crossroads Systems, Inc. against Pathlight alleging patent infringement. This escrow will be released following final settlement or adjudication of this litigation.

        ADIC intends to register the shares issuable upon the closing of the merger under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4, and to register the shares issuable upon exercise of options assumed in the merger pursuant to a Registration Statement on Form S-8. The merger is expected to close during ADIC's second quarter ending April 30, 2001 following registration of the shares issuable in the merger with the SEC and satisfaction of other closing conditions. The issuance of the securities to Rand will be subject to the completion of these filings, and the shares received by Rand may be subject to limitation on transfer based on pooling of interest requirements and under SEC Rule 145.

        Rand Capital Corporation is a publicly held venture capital company, headquartered in Buffalo, New York, registered on the NASDAQ Small Cap Market under the symbol "RAND." Rand's investment strategy is to provide expansion capital and investment, as well as financial advisory services, to companies both inside and outside of the Western New York community.

        This report contains forward-looking statements relating to the value of Rand's existing and future investment that are subject to certain risks and uncertainties, including the need for ADIC to complete the transaction and meet the filing requirements of the Securities law. Excerpts of this release have been taken from ADIC's press release dated January 30, 2001.